5 RABBIT PILSEN LLC

OPERATING AGREEMENT

Effective as of June 1, 2018

This 5 RABBIT PILSEN LLC (the "Company") Operating Agreement is made effective as of June 1, 2018, shall regulate the affairs of the Company and the conduct of its business.

1. ORGANIZATION

1.1 Name. The Company shall conduct business under the name 5 RABBIT PILSEN LLC, or such other name as the Member shall from time to time deem appropriate.

1.2 Company Organization. The Company was organized as an Illinois limited liability company on the date of the filing of the Articles of Organization, which was May 8, 2018. The Company was organized by Cary R. Latimer as a "manager-managed" Illinois limited liability company. The Member shall cause the Company to comply with all the requirements for the qualification of the Company as a limited liability company in any other jurisdiction before the Company shall conduct any business in that jurisdiction.

1.3 Company Purpose; Single Purpose Entity. The primary, single and only purpose of the Company is to act as the sole and exclusive owner and operator of a brew pub business under certain Lease Agreement dated May 17, 2018, for certain premises containing approximately 12,000 square feet known as Suite 100 and a basement area in the building located at 1901 S. Sangamon Street, Chicago, Illinois.

1.4 Principal Office. The principal office of the Company in Illinois shall be located at 1901 S. Sangamon Street, Chicago, Illinois. The Company may have such other offices, either within or outside of the state of Illinois as the Member may designate.

1.5 Registered Office. The registered office of the Company, required by the LLC Act to be maintained in Illinois, may, but need not, be identical with the principal office in Illinois. The address of the initial registered office of the Company will be as soon as practicable 55 West Monroe Street, Suite 1100, Chicago, Illinois 60603, and the initial registered agent at such address is Cary R. Latimer. The registered office and the registered agent may be changed from time to time by the Member and by filing the prescribed form with the Secretary of State of Illinois.

1.6   Term of the Company. The duration of the Company's existence shall commence on the date of the filing of the Articles of Organization, and the Company shall continue in existence perpetually, unless sooner dissolved pursuant to the provisions of this Agreement or the LLC Act.

2. MEMBERS, CAPITAL CONTRIBUTIONS AND MEMBERSHIP INTERESTS

2.1   Members. The name of the current and sole Member of the Company is 5 RABBIT CERVECERIA INC., a Delaware corporation (the "Corporation").

2.2   Membership Certificates.   Membership Certificates, if any, representing a Membership Interest in the Company shall be in such form as shall be determined by the Member. Such Membership Certificates shall be signed by a Member. If issued, all Membership Certificates shall be consecutively numbered or otherwise identified. The name and address of the person to whom the Membership Certificates are issued shall be entered in the books and records of the Company.

2.3   Capital Contributions. The Member has made the capital contributions set forth on the Company's books and records from time to time.

3. MANAGEMENT OF COMPANY BY THE MANAGER.

3.1   Management of the Company.   The Manager shall: (i) manage the affairs and business of the Company; and (ii) otherwise act in all other matters on behalf of the Company.

3.2   Appointment of Manager.   The Member hereby appoints Andres Araya as the "Manager" of the Company.

3.2.1   The Manager may voluntarily resign at any time with or without cause or reason. Upon voluntarily resignation, the Member shall appoint a new Manager or, if none is appointed, then the Member shall act as the Manager.

3.2.2   The Manager may only be removed by the Member "Cause". For purposes hereof, "Cause" shall mean that the Member has determined that the Manager has committed a crime or other act of fraud with respect to his duties as the Manager of the Company.

3.3   Boards and Committees. The Manager may from time to time, in its sole discretion, establish or abolish one (1) or more of the following: (i) advisory board, or (ii) committees. Each such advisory board or committee shall have such titles, duties, powers and authorities as the Manager may designate in writing from time to time. The Manager may remove any person from his position in such advisory board or committee at any time, with or without cause.

4.   FISCAL MATTERS

4.1   Fiscal Year. The fiscal year of the Company for both accounting and income tax purposes shall end on the last day of December each year, unless otherwise determined by the Manager.

4.2   Deposits. All funds of the Company shall be deposited from time to time to the credit of the Company in such banks, companies or other depositories.

4.3   Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, withdrawals from depositories, and all notes or other evidences of indebtedness issued in the name of the Company shall be valid if signed by the Manager.

5.   ALLOCATIONS AND DISTRIBUTIONS

5.1   Allocations. All profits and losses of the Company and all items of income or gain, including gains from capital transactions, and all credits that enter into the computation of profit, loss, income or gain shall be allocated to the Member. For purposes of this Agreement, the terms "profits," "losses," "income" and "gains" shall refer specifically to the profits, losses, income or gains of the Company for federal income tax purposes as determined by the Company's regularly engaged external accountants annually, and not cumulatively, for each fiscal year of the Company.

5.2   Distributions. The Manager may from time to time declare that the Company distribute cash or other property to the Member.

6.   DISSOLUTION AND TERMINATION

6.1   Dissolution. The Company shall be dissolved upon the action of the Member.

6.2   Winding Up, Liquidation and Distribution of Assets. Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company.

6.3   Articles of Dissolution. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed, Articles of Dissolution as required by the LLC Act, shall be executed in duplicate and filed with the Illinois Secretary of State.

7. MISCELLANEOUS

7.1 Acts and Decisions of Members. Unless otherwise specifically provided herein to the contrary, the acts and decisions of the Manager shall be deemed taken, authorized and approved so long as they are authorized or ratified by the Manager formally or informally.

7.2 Gender and Number. Whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural thereof.

7.3 Articles and Other Headings. The headings of the various Sections of this Agreement are for reference purposes only and are not intended to limit, construe or interpret any Section or provision of this Agreement.

7.4 Reimbursement of Member. The Manager shall receive reimbursement for expenses reasonably incurred in the performance of their duties.

7.5 Law Governing. This Agreement and its interpretation shall be governed and construed pursuant to the laws of the state of Illinois, without giving effect to the laws of such state regarding conflicts of laws.

7.6 Successors and Assigns. This Agreement and all the terms and provisions hereof, shall be binding upon and inure to the parties to this Agreement and their respective legal representatives, heirs, successors and assigns.

8. AMENDMENTS

This Agreement may be altered, amended, restated, or repealed and a new Operating Agreement may be adopted, but only by action of the Member.

9. CERTAIN DEFINITIONS

9.1 "Agreement" means this 5 Rabbit Pilsen LLC Operating Agreement, as amended from time to time. References to "Sections" refer to the numbered Sections of this Agreement and the various Sections subnumbered or indented thereunder.

9.2 "Andres" means Andres Araya, an individual, being the sole Manager of the Company.

9.3 "Articles of Organization" means the Articles of Organization of 5 Rabbit Pilsen LLC, as filed with the Secretary of State of Illinois, as amended and restated from time to time.

9.4 "Company" means 5 Rabbit Pilsen LLC, an Illinois limited liability company.

9.5 "Corporation" means 5 Rabbit Cerveceria Inc., a Delaware corporation.

9.6 "Including" and similar terms shall be construed as if followed by the phrase "without limitation" but not limited to unless the context requires otherwise.

9.7 "LLC Act" means the Illinois Limited Liability Company Act, as amended, or any successor statute.

9.8 "Member" means the Corporation, the sole and exclusive member of the Company and an individual resident of the state of Illinois.

9.9 "Membership Certificates" means a certificate evidencing a Member's ownership of a Membership Interest.

9.10 "Membership Interest" means the Member's entire equity interest in and rights to received distributions from the Company.

9.11 "Person" means any person, firm or entity.

9.12 "Regulations" means the proposed, temporary and final regulations promulgated from time to time pursuant to the Code.

THE UNDERSIGNED, being the Company and the sole and exclusive Member and Manager of the Company, hereby evidence their adoption and ratification of the foregoing Agreement, by affixing their respective signatures effective as of the date first set forth above.

THE COMPANY:

5 RABBIT PILSEN LLC, an Illinois limited liability company

By: _____
Andres Araya, Manager

MEMBER:

5 RABBIT CERVECERIA, INC., A DELAWARE CORPORATION

_____
Andres Araya, President

MANAGER:

By: _____
Andres Araya, an individual